Contact

www.linkedin.com/in/ryan-kirkpatrick-031386a (LinkedIn)

Top Skills

Investment Properties

Real Estate

Loans

Certifications

ALHS, ABR, SFR, Broker

Honors-Awards

4 Time D Magazine Award Winner 2018, '19, '20, '21

Ryan Kirkpatrick

Broker Associate at COMPASS Real Estate at Compass

Plano

Experience

Compass

Broker Associate at COMPASS Real Estate

April 2020 - Present (2 years 1 month)

Dallas-Fort Worth Metroplex

Olive Tree Real Estate Group

Owner

November 2016 - April 2020 (3 years 6 months)

Covenant Realty Corporation

Broker/Owner

July 2007 - November 2016 (9 years 5 months)

2435 N. Central Expy. Ste. 1150 Richardson, TX 75080

Education

University of Oklahoma - Price College of Business

Bachelor's, Finance · (2000 - 2005)